AM 9-21-2004

So 9/20/04


04013895

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45490

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___06/01/03___ AND ENDING ___05/31/04___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bodington & Company (a California corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street, Suite 630

SEP 08 2004

(No. and Street)

San Francisco, California 94111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington   (415) 391-3280

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report PROCESSED

Kinkade, Stephen Roy

(Name — if individual, state last, first, middle name)

SEP 2 2 2004

100 Palm Avenue, San Rafael, CA 94901

THOMSON
FINANCIAL

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ____Jeffrey C. Bodington_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Bodington & Company (a California corporation)_____, as of ____May 31, 2004____, 19~~xx~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____No exceptions._____

_____

_____

_____ Signature

_____ Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901

-----

(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Bodington & Company (a California corporation):

    I have audited the statement of financial condition of Bodington & Company (a California corporation) as of May 31, 2004, and the related statements of operations and changes in stockholder's equity and cash flows for the year ended May 31, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2004, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

    My examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

August 27, 2004

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2004
- -

ASSETS

Cash	$ 20,177
Receivable from clients, less $2,170 allowance for doubtful accounts	37,385
Furniture and equipment--at cost, less accumulated depreciation of $26,150	4,139
Prepaid expense	1,844
Securities owned, at market (cost $3,300)	2,175
Receivable from officer	1,766
TOTAL	$ 67,486

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 6,891
Income taxes payable--deferred (Note 5)		7,813
Stockholder's equity (Note 3)		
Paid-in capital	$ 45,000	
Retained earnings	7,782	
Total stockholder's equity		52,782
TOTAL		$ 67,486

The accompanying notes are an integral part of this statement.

BODINGTON & COMPANY
(a California corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2004

REVENUE

Advisory	$ 85,786
Consulting and litigation support	374,305
Market gain (loss) on securities owned	315
Other	2,502
Total	462,908

EXPENSES

Compensation and benefits	412,889
Regulatory	8,027
Other	109,649
Total	530,365
INCOME (LOSS) BEFORE PROVISION FOR TAXES ON INCOME	(67,457)

PROVISION FOR TAXES ON INCOME

State franchise tax	(4,690)
Federal income tax	(9,427)
NET INCOME (LOSS)	$(53,340)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2004

BALANCE, May 31, 2003	$106,122
Net income (loss)	(53,340)
BALANCE, May 31, 2004	$ 52,782

The accompanying notes are an integral part of these statements.

```
                    BODINGTON & COMPANY
                   (a California corporation)
                    STATEMENT OF CASH FLOWS
                 FOR THE YEAR ENDED MAY 31, 2004
            ---------------------------------
```

Cash flows from operating activities:

  Net income $(53,340)
  Adjustments to reconcile net income to
    cash flows from operating activities:
    Items charged to operations not
      requiring cash: Depreciation $ 5,913
           Allowance for doubtful accounts   2,170
    Change in assets and liabilities:
      Decrease in receivable from clients   50,442
      Decrease in accounts payable   (296)
      Decrease in income taxes payable   (14,117)
      Increase in value of securities owned   (315)
      Decrease in prepaid expenses   10,000
      Decrease in receivable from officer   1,421

      Net adjustments   55,218

      Net cash from operating activities   1,878

Cash flows from investing activities:

  Purchase of furniture and equipment   (1,456)

Net increase in cash   422

Cash at May 31, 2003   19,755

Cash at May 31, 2004 $20,177
                                                          =======

The sum of $800 was paid for income taxes during the year ended May
31, 2004. No interest was paid during this period.

The accompanying notes are an integral part of this statement.

BODINGTON & COMPANY
(a California corporation)
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2004

1. Organization and Broker-Dealer Registration

        The Company was incorporated July 26, 1996, in the state
of California. The Company's primary business is the rendering of
management consulting services in the area of mergers and
acquisitions, with a particular specialty in assisting clients in
the United States with the financing, sale, and ownership
restructuring of power-generation facilities. The Company was
approved by the National Association of Securities Dealers
effective November 29, 1996 to succeed to and continue the business
of a proprietorship of the same name which had been in business
since January, 1990, and registered as a broker-dealer in
securities since 1993.

2. Significant Accounting Policies

        Consulting fees are recorded as the related services are
rendered and invoiced. Agency transactions in securities are
recorded on the settlement date. Furniture and equipment are
depreciated on a straight-line basis over five years.

3. Net Capital Requirements

        Pursuant to Rule 15c3-1 of the Securities and Exchange
Commission, the Company is required to maintain both minimum net
capital, as defined, and a maximum "net capital ratio", as defined.
The values of these defined operating parameters may vary
materially from day to day. At May 31, 2004, the Company's net
capital was $14,801, which amount is $9,801 in excess of the
required net capital. The Company's ratio of aggregate
indebtedness to net capital may not exceed 15.00 to 1. At
May 31, 2004, the Company's net capital ratio was 0.47 to 1.

4. Contractual Commitments

        The Company occupies office space leased personally by its
sole stockholder. The Company intends to pay all lease payments on
that space. Rent expense for the period ended May 31, 2004 was
$22,214.

5. Taxes on Income

        The Company has elected to pay taxes on the cash basis of
accounting. Deferred taxes arise due to timing differences between
the accrual and cash bases of accounting. Income taxes payable at
May 31, 2004 consist of the following:

	Current	Deferred	Total
California	$ 0	$ 2,741	$ 2,741
Federal	0	5,072	5,072
Total	$ 0	$ 7,813	$ 7,813

Substantially all deferred taxes arise due to the cash basis deferral of uncollected fees. In the computation of net capital (Note 3), the corresponding net receivables from clients ($37,385) are disallowed, but the deferred taxes ($7,813) related to the disallowed receivables are added back to stockholder's equity.

```
                    FOCUS REPORT - PART IIA      As of 05/31/04
                    Computation of Net Capital
Firm Name:  Bodington & Company                  Firm ID:  031353
------------------------------------------------------------------
1     Total ownership equity                              52,782
2     Deduct o/e not allowable for net capital
3     Total o/e qualified for net capital                 52,782
4     Add:
 A    Allowable subordinated liabilities
 B    Other deductions or credits
          Description                      Amount
        Deferred income taxes            $ 7,813
                                                           7,813
                                                        ---------
5     Total cap & allowable subloans                      60,595
6     Deductions &/or charges
 A    Total non-allowable assets         45,134
 B    Secured demand note deficiency
 C    Cap chrgs for spot & commodity futures
 D    Other deduction &/or charges                      - 45,134
7     Other additions &/or allowable credits
          Description                      Amount


                                                        ---------
8     Net capital before haircuts                         15,461
9     Haircuts on securities:
 A    Contractual commitments
 B    Subordinated debt
 C    Trading and investment sec:
  1   Exempted securities
  2   Debt securities
  3   Options
  4   Other securities                     326
 D    Undue concentration
 E    Other                                                 -326
          Description                      Amount
            MONEY MARKET FUND              334
                                                            -334
                                                        ---------
10    Net Capital                                         14,801
                                                        =========
```

FOCUS REPORT - PART IIA   As of 05/31/04
Computation Of Basic Net Capital Requirement
Firm Name: Bodington & Company   Firm ID: 031353

11	Minimum net capital requirement:(based on Aggregate Indebtedness)	459
12	Minimum Dollar Requirement	5,000

13	Net Cap reqmt (greater of line 11 or 12)	5,000

14	Excess net capital	9,801
15	Exc net cap @ 1000% (net cap - 10% of AI)	14,112

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	6,891
17	Add:	
A	Drafts for immediate credit	
B	Mkt val of sec borrowed where no equiv value is paid or credited	
C	Other unrecorded amounts	
	Description Amount	

19	Total Aggregate Indebtedness	6,891
20	Ratio of AI/NC	47
21	Percentage of debt to debt equity	

BODINGTON & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
MAY 31, 2004

An exemption from Rule 15c3-3 is claimed, based upon section
(k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
MAY 31, 2004

Not applicable.

SCHEDULE III

BODINGTON & COMPANY
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
MAY 31, 2004

Per original filing	$ 9,197
Audit adjustments:	
To adjust net capital before haircuts via	
correction of asset and liability balances	6,264
To correct haircuts	(660)

Per this filing	$14,801
	=======

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
---
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Bodington & Company (a California corporation):

In planning and performing my audit of the financial statements of Bodington & Company for the period ended May 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, I did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control procedures and their operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Bodington & Company for the period ended May 31, 2004, and this report does not affect my report thereon dated August 27, 2004. Weaknesses noted include the following:

(1) The Company failed to periodically update its accrued liabilities, failed to correct errors discovered in its bank reconciliations, and failed to properly classify its credit card disbursements. These failures resulted in inaccuracies in the Company's net capital computations. The Company should improve its reporting of assets, liabilities and account classifications as required by generally accepted accounting principles and SEC rule 17a-5.

(2) The Company failed to maintain sufficient documentation of certain credit card expenditures, relying too heavily on credit card monthly statements as documentation. Additional documentation should be maintained to ensure full tax deductibility of such expenditures.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related

regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2004, to meet the Commission's objectives, except as noted in item (1) above.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

August 27, 2004